SOCIAL MEDIA POST



Streamline 66 ✓ @streamline66 · 6m

Unlike Phillips 66's (NYSE: PSX) own management, Brian Coffman, an Elliott nominee for Phillips' Board and a longtime refining executive, sees "tremendous capability" waiting to be tapped. Vote the GOLD card at the upcoming annual general meeting.



We see a lot of potential in the Phillips 66 refining company. I mean, there's just tremendous capability there.



Brian Coffman, Former CEO of Motiva Enterprises, Elliott Board Nominee



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Coffman, Elliott Board Nominee, Sees Value in Phillips 66 Refining

From streamline66.com

WEBSITE MATERIALS



PRESS RELEASES



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025



Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

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Media Contact   Investor Contacts



Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

